UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

A.S.V., INC.

(Name of Subject Company (Issuer))

TEREX MINNESOTA, INC.

(Offeror)

TEREX CORPORATION

(a direct Parent of Offeror)

(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

001963107

(CUSIP Number of Class of Securities)

Eric I Cohen, Esq.

Senior Vice President, Secretary and General Counsel

Terex Corporation

200 Nyala Farm Road

Westport, CT 06880

with a copy to:

Peter S. Golden, Esq.

Fried, Frank, Harris, Shriver & Jacobson

One New York Plaza

New York, NY 10004

(212) 859-8000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$519,639,390	$20,421.83

*

Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000393. The transaction value was determined by multiplying the purchase price of $18.00 per share by 28,868,855 shares of common stock, par value $0.01 per share, of A.S.V. Inc. (based upon the representation by A.S.V., Inc. in the Merger Agreement (as defined herein) that 26,733,552 shares and options to acquire an aggregate of 2,135,303 shares were outstanding as of January 7, 2008).

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
☐	Check the appropriate boxes below to designate any transactions to which the statement relates.
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☒	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Terex Minnesota, Inc., a Minnesota corporation (the “Purchaser”), a wholly-owned subsidiary of Terex Corporation (“Terex”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of A.S.V., Inc., a Minnesota corporation (the “Company”), at a price of $18.00 per Share, net to the sellers in cash, without interest. The terms and conditions of the offer are described in the Offer to Purchase, dated January 28, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO. This Schedule TO is being filed by the Purchaser and Terex and also constitutes an amendment to the Schedule 13D initially filed by the Purchaser and Terex on January 18, 2008.

ITEM 1.	SUMMARY TERM SHEET
The information set forth in the SUMMARY TERM SHEET of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company is A.S.V., Inc., a Minnesota corporation. The address of the principle executive offices of the Company is 840 Lily Lane, Grand Rapids, MN, and the telephone number of the Company is 218-327-3434.

(b) As of January 7, 2008, there were 26,733,552 Shares of the Company outstanding (based upon the number of Shares represented by the Company to be outstanding in the Agreement and Plan of Merger, dated as of January 13, 2008, by and among Terex, Purchaser, and the Company (the “Merger Agreement”)).

(c) The Shares are traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “ASVI.” The information set forth in Section 6 “Price Range of the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 9 “Certain Information Concerning Purchaser and Parent” and Schedule I “Directors and Executive Officers of Purchaser and Parent” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the SUMMARY TERM SHEET, Section 1 “Terms of the Offer; Expiration Date,” Section 2 “Acceptance for Payment and Payment,” Section 3 “Procedures for Accepting the Offer and Tendering Shares,” Section 4 “Withdrawal Rights,” Section 5 “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Proposed Merger,” Section 7 “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Margin Regulations; Exchange Act Registration,” Section 11 “Transaction Documents,” and Section 12 “Purpose of the Offer; Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years neither Terex or Purchaser nor, to the best knowledge of Terex and Purchaser, any of the persons listed in Schedule I “Directors and Executive Officers of Purchaser and Parent” of the Offer to Purchase has entered into any transaction with the Company or any of the Company’s affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years neither Terex or Purchaser nor, to the best knowledge of Terex and Purchaser, any of the persons listed in Schedule I “Directors and Executive Officers of Purchaser and Parent” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 9 “Certain Information Concerning Purchaser and Parent” and Section 10 “Background of the Offer; Contacts with the Company” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a), (c)(1)-(7) The information set forth in the Section 7 “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Margin Regulations; Exchange Act Registration,” and Section 12 “Purpose of the Offer; Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a), (b), (d) The information set forth in Section 13 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) The information set forth in Section 9 “Certain Information Concerning Purchaser and Parent”, Section 11 “Transaction Documents”, and Schedule I “Directors and Executive Officers of Purchaser and Parent” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
The information set forth in Section 17 “Certain Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS
Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Purchaser or any of its respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in the Section 7 “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Margin Regulations; Exchange Act Registration” and Section 16 “Certain Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.	MATERIALS TO BE FILED AS EXHIBITS.
See Exhibit Index immediately following signature page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3
Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 28, 2008 that the information set forth in this statement is true, complete and correct.

TEREX MINNESOTA, INC.

By:

/s/ Eric I Cohen
Name: Eric I Cohen Title: Vice President

TEREX CORPORATION

By:

/s/ Eric I Cohen
Name: Eric I Cohen Title: Senior Vice President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated January 28, 2008.
(a)(2)	Letter of Transmittal.
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Press Release, dated January 28, 2008, announcing the Commencement of the Offer.
(a)(8)	Letter to Participants in A.S.V., Inc.’s 401(k) Plan
(d)(1)

Agreement and Plan of Merger, dated as of January 13, 2008, among Terex, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by the Company on January 15, 2008).

(d)(2)

Tender, Voting and Option Agreement, dated as of January 13, 2008 by and among Caterpillar Inc., a Delaware corporation, Terex and Purchaser (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by the Company on January 15, 2008).

(d)(3)

Short Form Merger Option Agreement, dated as of January 13, 2008, among the Company, Terex and Purchaser (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by the Company on January 15, 2008).

(d)(4)	Retention Agreement, dated as of January 13, 2008, among Terex, the Company and Kurt D. Bollman (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by Terex on January 18, 2008).
(d)(5)	Retention Agreement, dated as of January 13, 2008, among Terex, the Company and Delbert F. Carver (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed by Terex on January 18, 2008).
(d)(6)

Retention Agreement, dated as of January 13, 2008, among Terex, the Company and Mark S. Glasnapp (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed by the Company on January 15, 2008).

(d)(7)

Retention Agreement, dated as of January 13, 2008, among Terex, the Company and Thomas R. Karges (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K/A filed by the Company on January 15, 2008).

(d)(8)	Retention Agreement, dated as of January 13, 2008, among Terex, the Company and Brad G. Lemke (incorporated by reference to Exhibit 99.9 to the Schedule 13D filed by Terex on January 18, 2008).
(d)(9)	Retention Agreement, dated as of January 13, 2008, among Terex, the Company and Lisa A. Walsh (incorporated by reference to Exhibit 99.10 to the Schedule 13D filed by Terex on January 18, 2008).
(g)	None.
(h)	None.